VF 5-13-04

SE([barcode] COMMISSION
04016813 ·49

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 10 2004
WASH. D.C.
181

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 53691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN / 1 / 2003 (MM/DD/YY) AND ENDING December / 31 / 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Times Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9550 Flair Dr #104
(No. and Street)

El Monte (City) CA (State) 91731 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Chooi 626-442-0804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lo, Shih Yueng and Chen, Shan Tang
(Name – *if individual, state last, first, middle name*)

306 N Garfield Avenue Suite A3 (Address) Monterey Park (City), CA (State) 91754 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephanie Chooi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Times Securities, Inc, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public 5/1/2004

LANA PHAN
COMM. #1472824
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. Feb 27, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIMES SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 8,819
Non-allowable assets:	
Due from shareholder	(1,625)
Other assets	(565)
NET CAPITAL	6,629
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness – 6-2/3% of net aggregate indebtedness	$ 116
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 1,629
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 6,454
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities net of deferred income taxes payable and deferred income	$ 1,745
Percentage of aggregate indebtedness to net capital	26%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 8,153
VARIANCE	
Additional non-allowable assets	(155)
Paid in capital reduction	(97)
Increase in net earnings	353
Due from officer	(1,625)
Franchise tax accrual/payable	0
Rounding	0
NET CAPITAL PER AUDIT REPORT	$ 6,629

See Accompanying Notes to Financial Statements